300 E. Sonterra Blvd.
Suite 1220
San Antonio, Texas 78258

April 23, 2014

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:          Starboard Resources, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
Filed March 20, 2014
File No. 333-191139

Dear Mr. Schwall:

Starboard Resources, Inc. (“Starboard”) hereby responds to the staff’s comments in the letter to Michael Pawelek on Post-Effective Amendment No. 1 to Registration Statement on Form S-1 dated March 20, 2014.

Comment No. 1 -  General

We note that in this post-effective amendment you have revised the offering price from $3.50 per share to $4.75 per share. Please tell us whether there have been any “sales” (within the meaning of Section 3 of the Securities Act) under the registration statement on Form S-1 (File No. 333-191139) since it was declared effective on November 12, 2013.

There have been no sales under the registration statement on Form S-1 (File No. 333-191139) as defined by Section 3 of the Securities Act since it was declared effective on November 12, 2013.  The only ownership changes of the common stock recorded on the Company’s books result from the distribution of our common stock held by Giddings Oil & Gas LP, Asym Energy Fund III LP and Hunton Oil Partners LP to limited partners in those partnerships who were the beneficial owners of partnership interest.  Thus, there has been no sale or disposition of a security “for value.”  Previously, the new selling stockholders indirectly held beneficial ownership in our common stock shares through their capital accounts in the partnerships.  Now the new selling stockholders directly hold beneficial ownership of the same common stock shares.  The ultimate beneficial ownership of the common stock shares was the same both before and after the distribution of the common stock.  Thus, there was no sale or disposition for value as defined by Section 3 of the Securities Act.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
April 23, 2014

Comment No. 2 -  General

Your explanatory note indicates that the post-effective amendment is being filed, in part, to (i) provide a new designation of selling stockholders for the common stock shares included in the registration statement due to the distribution of your common stock shares held by Giddings Oil & Gas LP, Asym Energy Fund III LP and Hunton Oil Partners LP to the limited partners of those partnerships, and (ii) provide for your interpleader of an additional 1,640,891 common stock shares into your previously pending interpleader action filed in Connecticut Superior Court relating to the Henry et al v. Imbruce et al litigation. However, we note that in your response letter dated November 8, 2013 with respect to the registration statement on Form S-1, you confirmed your understanding that the selling shareholders referenced in the Form S-1 will not be able to rely on the registration statement with respect to the resale of the interplead shares or the shares held by Giddings Oil & Gas LP, Hunton Oil Partners LP or Asym Energy Fund III LP until the Commission declares effective a post-effective amendment to the registration statement in which Starboard provides the following information:

● the selling stockholder with respect to the interplead shares (after the dispute over those shares has been resolved), and

● the natural persons with voting or investment control of the shares held by Giddings Oil & Gas LP, Hunton Oil Partners LP and Asym Energy Fund III LP (after the dispute as to such control has been resolved).

However, we note that it appears that you are not able to provide in the post-effective amendment the information set forth in either of the bulleted items above. Given these circumstances, please advise why you are filing the post-effective amendment at this time.

The interpleaded common stock shares have been removed from the Post-Effective Amendment.  The registration statement now seeks the registration of 10,721,445 common stock shares.

Comment No. 3 -  General

You disclose on page 10 that on February 21, 2014, you delivered common stock share certificates relating to 9,635,000 shares of your common stock held by the Partnerships to the Partnerships in accord with the terms of the “Monetization Agreement.” You also disclose that “[t]he sale of these securities was registered pursuant to the Company’s Form S-1/A declared effective on November 12, 2013.” Please advise as to whether you are referring to the registration statement on Form S-1 (File No. 333-191139). If so, please advise as to how the sale of the securities was registered pursuant to such registration statement, as such registration statement solely related to resales by selling shareholders.

There have been no sales under the registration statement on Form S-1 (File No. 333-191139) as defined by Section 3 of the Securities Act since it was declared effective on November 12, 2013.  The only ownership changes of the common stock recorded on the Company’s books result from the distribution of our common stock held by Giddings Oil & Gas LP, Asym Energy Fund III LP and Hunton Oil Partners LP to limited partners in those partnerships who were the beneficial owners of partnership interest.  Thus, there has been no sale or disposition of a security “for value.”  Previously, the new selling stockholders indirectly held beneficial ownership in our common stock shares through their capital accounts in the partnerships.  Now the new selling stockholders directly hold beneficial ownership of the same common stock shares.  The ultimate beneficial ownership of the common stock shares was the same both before and after the distribution of the common stock.  Thus, there was no sale or disposition for value as defined by Section 3 of the Securities Act.

It appears that the referenced language caused confusion and it has been deleted.

Comment 4 – General

We note your disclosure on page 10 that on February 21, 2014, your transfer agent cancelled the 9,635,000 shares and made a distribution of these shares to the beneficial owners of the Partnerships. Please provide your analysis as to whether this distribution was deemed a “sale” under Section 3 of the Securities Act, and whether this was deemed to be a transfer of the shares from the Partnerships or from the registrant. If this transfer to the Partnerships constituted a “sale,” please advise us as to whether an exemption from registration under the Securities Act was relied upon with respect to such sale.

The transfers recorded by our transfer agent on February 21, 2014 were not “sales” as defined by Section 3 of the Securities Act.  These ownership changes of the common stock recorded on the Company’s books result from the distribution of our common stock held by Giddings Oil & Gas LP, Asym Energy Fund III LP and Hunton Oil Partners LP to limited partners in those partnerships who were the beneficial owners of partnership interest.  Thus, there has been no sale or disposition of a security “for value.”  Previously, the new selling stockholders indirectly held beneficial ownership in our common stock shares through their capital accounts in the partnerships.  Now the new selling stockholders directly hold beneficial ownership of the same common stock shares.  The ultimate beneficial ownership of the common stock shares was the same both before and after the distribution of the common stock.  Thus, there was no sale or disposition for value as defined by Section 3 of the Securities Act.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
April 23, 2014

Comment 5 – Prospectus Summary, page 1 – Change of Control and Removal of Risk of “Bad Actor” Disqualification – Page 5

We note your disclosure at page 5 that the distribution of the shares held by the Partnerships had the ancillary effect of removing the potential for a final order in a Connecticut Department of Banking action against the partnerships and others being a disqualifying event under Rule 506(d). However, we note that your disclosure at page 9 of your 10-K for the fiscal year ended December 31, 2013 regarding the March 18, 2014 filing of a claim through the American Arbitration Association suggests that the distribution of the shares to the limited partners is being challenged. Please add related risk factor disclosure with respect to any material risks

We have added responsive risk disclosure on page 22 of the registration statement.

Comment No. 6 –  Prospectus Summary, Page 1 – Lawsuit Relating to Our Common Stock – page 6

We note you disclose that the company was dismissed as a party by plaintiffs on February 25, 2014. We further note that you have reduced the percent of common stock shares that are subject to the litigation from 82.39% to 17.72%. Please provide disclosure as to the status of the claims regarding the authority over the partnerships, including voting control, and the beneficial owners of the assets of Giddings Oil & Gas LP, Hunton Oil Partners LP and Asym Energy Fund III LP. Please also provide disclosure as to any potential impact of such litigation on the distribution of common stock shares pursuant to the monetization agreement.

We have added responsive disclosures on page 10 and 57 of the registration statement.

Comment No. 7  –  Prospectus Summary, Page 1 – Securities Purchase and Exchange Agreement and Going Public Delay Fee, page 9

We note your reference here and elsewhere to the cancellation of 9,635,000 shares on February 24, 2014 and distribution of these common stock shares to the beneficial owners of the Partnership “[p]ursuant to instruction.” We further note that you “received instruction” to hold certain re-issued certificates in your own name. Please revise your disclosure to clarify how and by whom such instructions were provided to you.

We have revised the registration statement to state that the instructions were letter instructions received from Charles S. Henry, III.  See pages 10 and 49 of the registration statement.

Comment No. 8  –  Prospectus Summary, Page 1 – Securities Purchase and Exchange Agreement and Going Public Delay Fee, page 9

We note that the registration statement on Form S-1 originally disclosed that you “cannot provide assurances that the limited partners of the partnerships would not take the same view [that the effectiveness of the registration statement on Form S-1 made the “monetization” agreement effective] and not contest the dissolution of the partnership.” Please tell us whether the limited partners have contested the dissolution of the partnership.

The Company and its transfer agent have received no notices from its common stockholders contesting the distribution of its common stock shares on or about February 24, 2014.  As to whether any of our common stockholders “have contested the dissolution of the partnership,” any such notice would be directed to the general partner of the partnerships and not to the Company.

Comment No. 9 – Principal and Selling Stockholders, Page 105.

Please provide your basis for adding the limited partners as selling shareholders, and for adding the additional shares subject to the interpleader action. Please refer to Securities Act Rules Compliance and Disclosure Interpretations Question 220.04

We have added a paragraph at the bottom of page 105 of the registration statement in response to Securities Act Rules Compliance and Disclosure Interpretations Question 220.04.  We have also deleted the common stock shares involved in the interpleader action from the registration statement.

Comment No. 10 – Principal and Selling Stockholders, Page 105.

Although your selling stockholder table makes reference to footnotes 25-27, such footnotes are not provided.  Please revise.

We have updated the registration statement to include the referenced information.  See page 107 or the registration statement.  Due to the removal of the interpleaded common stock shares from the registration statement, there is no longer footnote 27.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
April 23, 2014

Comment No. 11 – Principal and Selling Stockholders, Page 105.

Please identify the natural person or persons who exercise sole and/or shared voting or dispositive powers over the securities offered for resale by Andrew Gillick and Brianna Gillick JT Ten, Summerline Capital Partners, LLC and John P. Vaille Living Trust. Please refer to Regulation S-K Compliance and Disclosure Interpretations Question 140.02.

We have updated the registration statement to include the referenced information.  See fn 9,  25 and 26 on page 107.

Comment No. 12 – Financial Statements

Please revise your registration statement to provide financial statements and related disclosure for your fiscal year ended December 31, 2013. See Rule 8-08 of Regulation S-X

We have updated the registration statement to provide financial statements and related disclosure for the fiscal year ended December 31, 2013.

Comment No. 13 – Exhibit Index

We note that you have incorporated by reference certain periodic reports that you filed in 2013. However, it does not appear that you are eligible to provide information required by Items 3 through 11 of Form S-1 via incorporation by reference. Refer to General Instruction VII of Form S-1. Please revise your disclosure accordingly. Similarly, you indicate that you are incorporating by reference “[f]uture periodic and current filings.” Please note that, unlike Form S-3, Form S-1 does not provide for incorporation by reference of subsequent information. Please revise.

We have deleted the referenced language.

ACKNOWLEDGMENT

Reference is made to Post-Effective Amendment No. 2 to Registration Statement on Form S-1, as amended (the “POS AM”), filed on April 23, 2014 with the Securities and Exchange Commission (the “Commission”) by Starboard Resources, Inc.  Starboard Resources, Inc. acknowledges with respect to the POS AM that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare any filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring a filing effective, does not relieve the Company of its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Michael Pawelek
Michael Pawelek
Chief Executive Officer
Starboard Resources, Inc.